		EXHIBIT 12

PENNZOIL-QUAKER STATE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the three months ended
	March 31,
	2001	2000
	(Dollar amounts expressed in
	thousands)

Income (loss) from continuing operations
before income from equity investees	$ 1,761	$ (3,352)
Distribution of income from equity investees	-	-
Amortization of capitalized interest	213	226
Income tax provision (benefit)	7,095	(8,329)
Interest charges	31,869	28,639
Income (loss) before income tax provision (benefit) and interest charges	$ 40,938	$ 17,184
Fixed charges	$ 31,869	$ 28,639
Amount by which fixed charges exceeds earnings	$ -	$ 11,455
Ratio of earnings to fixed charges	1.28	-

DETAIL OF INTEREST AND FIXED CHARGES

	For the three months ended
	March 31,
	2001	2000
	(Expressed in thousands)

Interest charges per Consolidated Statement of Operations
which includes amortization of debt discount, expense and premium	$ 24,712	$ 21,641
Add: portion of rental expense representative of interest factor (1)	7,157	6,998
Total fixed charges	$ 31,869	$ 28,639
Less: interest capitalized per Consolidated Statement of Operations	-	-
Total interest charges	$ 31,869	$ 28,639

(1) Interest factor based on management's estimates and approximates one-third of rental expense.